Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of The Securities Exchange Act of 1934

E-HOUSE (CHINA) HOLDINGS LIMITED
(Name of the Issuer)

E-House (China) Holdings Limited E-House Holdings Ltd. E-House Merger Sub Ltd.	Neil Nanpeng Shen Smart Create Group Limited Smart Master International Limited
Xin Zhou Kanrich Holdings Limited Jun Heng Investment Limited On Chance, Inc.	SINA Corporation
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

26852W103*
(CUSIP Number)

E-House (China) Holding Limited 383 Guangyan Road Qiushi Building, 11/F Shanghai 200072 People's Republic of China Phone: +86 21 6133-0809

Xin Zhou
Kanrich Holdings Limited
On Chance Inc.
Jun Heng Investment Limited
c/o 11/F Qiushi Building
No. 383 Guangyan Road
Zhabei District
Shanghai 200072
People's Republic of China
Phone: +86 21 6133-0808
Facsimile: +86 21 6133-0707	Neil Nanpeng Shen Smart Create Group Limited Smart Master International Limited c/o Suite 3613, 36/F Two Pacific Place 88 Queensway Hong Kong Phone: +852 2501-8989 Facsimile: +852 2501 5249	SINA Corporation 20/F Ideal International Plaza No. 58 North 4th Ring Road West Haidian District, Beijing People's Republic of China Phone: +86 10 8262-8888 Facsimile: +86 10 8260-7073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Miranda So	Z. Julie Gao, Esq.	Michael V. Gisser, Esq.
Davis Polk & Wardwell	Haiping Li, Esq.	Skadden, Arps, Slate, Meagher & Flom LLP
Hong Kong Club Building	Skadden, Arps, Slate, Meagher & Flom LLP	300 South Grand Avenue
3A Chater Road	c/o 42/F Edinburgh Tower, The Landmark	Suite 3400
Hong Kong	15 Queen's Road Central	Los Angeles, California 90071
Phone: +852 2533-3373	Hong Kong	Phone: (213) 687-5000
Phone: +852 3740-4700

This statement is filed in connection with (check the appropriate box):

  ☐    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  ☐    The filing of a registration statement under the Securities Act of 1933.

  ☐    A tender offer

  ☒    None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$561,850,736	$56,578

*
This CUSIP number applies to the Issuer's American Depositary Shares, each of which represents one Ordinary Share.

**
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $6.85 per share for the 79,288,990 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction, plus (b) the product of 5,588,559 ordinary shares issuable under all outstanding and unexercised options multiplied by $1.94 per share (which is the difference between the $6.85 per share merger consideration and the weighted average exercise price of $4.91 per share), plus (c) the product of 1,147,380 ordinary shares underlying the restricted shares multiplied by $6.85 per share ((a), (b), and (c) together, the "Transaction Valuation").

***
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
Filing Party:	Date Filed:

INTRODUCTION

        This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) E-House (China) Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value $0.001 per share (each, a "Share"), including the Shares represented by the American depositary shares (each an "ADS," or collectively, the "ADSs"), each of which represents one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) E-House Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"); (c) E-House Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (d) Mr. Zhou, the co-chairman of the board of directors of the Company (the "Board") and chief executive officer of the Company ("Mr. Zhou"), (e) Kanrich Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, (f) On Chance, Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands, Jun Heng Investment Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, each of Kanrich Holdings Limited, On Chance, Inc. and Jun Heng Investment Limited being controlled by Mr. Zhou, (g) Mr. Neil Nanpeng Shen, a member of the Board ("Mr. Shen"), (h) Smart Create Group Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, (i) Smart Master International Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, each of Smart Create Group Limited and Smart Master International Limited being controlled by Mr. Shen, and (j) SINA Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "SINA"). Parent, Merger Sub, Mr. Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Mr. Shen, Smart Create Group Limited, Smart Master International Limited and SINA are collectively referred to as the "Buyer Group."

        On April 15, 2016, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company (the "Merger") in accordance with Cayman Islands Companies Law (the "CICL"), with the Company continuing as the surviving company (the "Surviving Company") after the Merger as a wholly-owned subsidiary of Parent.

        Under the terms of the Merger Agreement, if the Merger is completed, at the effective time of the Merger (the "Effective Time"), each Share (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (i) the Shares (including ADSs corresponding to such Shares) and Company Share Awards (as defined herein) beneficially owned by the Buyer Group, (ii) Shares held by the Company or any of its subsidiaries, (iii) Shares (including ADSs corresponding to such Shares) held by JPMorgan Chase Bank, N.A.(the "ADS depositary") and reserved for issuance and allocation pursuant to the Share Incentive Plan (as defined herein), and (iv) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law (the "Dissenting Shares") (Shares described under (i) through (iv) above are collectively referred to herein as the "Excluded Shares"), shall be cancelled in exchange for the right to receive $6.85 in cash per Share without interest and net of any applicable withholding taxes or $6.85 in cash per ADS without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees pursuant to the terms and conditions of the deposit agreement, dated as of May 14, 2012, by and among the Company, ADS depositary and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time (the "Deposit Agreement")). The Excluded Shares (other than the Dissenting Shares) will be cancelled for no merger consideration. The Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the Cayman Islands Companies Law.

        In addition, at the Effective Time, the Company will terminate the 2008 Share Incentive Plan of the Company and all amendments and modifications thereto (the "Share Incentive Plan"), terminate all relevant award agreements applicable to the Share Incentive Plan, cancel all options to purchase Shares or ADSs (the "Company Options") and all restricted shares (the "Company Restricted Shares", together with the Company Options, the "Company Share Awards") granted under the Share Incentive Plan that are then outstanding and unexercised, whether or not vested or exercisable.

        Each former holder of a Company Option (other than a former holder of any Company Options that are Excluded Shares), whether vested or unvested, that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of $6.85 over the exercise price of such Company Option multiplied by (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than $6.85, such Company Option shall be cancelled without any payment therefor. Each former holder of a Company Restricted Share (other than a former holder of any Company Restricted Shares that are Excluded Shares) that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) $6.85 multiplied by (ii) the number of Company Restricted Shares held by such former holder. At the Effective Time, each Company Option and each Company Restricted Share that is an Excluded Share (whether vested or unvested) will be cancelled for no merger consideration.

        If the Merger is completed, each holder of the Company's 2018 convertible notes (the "Notes") will have the option to require the Surviving Company to repurchase such holder's Notes for a purchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, through but excluding, the applicable fundamental change repurchase date as defined under the indenture agreement. Furthermore, after the Effective Time but prior to and including the second business day prior to the fundamental change repurchase date, each holder of the Notes will be entitled, subject to the terms and conditions of the indenture agreement, to convert such holder's Notes into the right to receive an amount in cash for each $1,000 principal amount of the Notes held by such holder equal to the product of (i) the $6.85 per ADS merger consideration and (ii) the increased conversion rate as determined pursuant to the indenture agreement; provided that such holder of the Notes has not delivered or has validly withdrawn a notice to require the Surviving Company to repurchase such holder's Notes. After the second business day prior to the applicable fundamental change repurchase date, each holder of the Notes, to the extent such holder has not exercised its right to require the Surviving Company to repurchase such holder's Notes, will be entitled to convert such Notes into the right to receive an amount in cash for each $1,000 principal amount of the Notes held by such holder equal to the product of (i) the $6.85 per ADS merger consideration and (ii) the conversion rate as defined in the indenture agreement.

        In order for the Merger to be completed, the Merger Agreement, the Plan of Merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the "Plan of Merger"), and the transactions contemplated by the Merger Agreement (the "Transactions"), including the Merger, must be authorized and approved by the affirmative vote of holders of Shares representing at least two-thirds of the voting rights of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of shareholders in accordance with Section 233(6) of the CICL. However, the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are not subject to the authorization and approval of holders of a majority of the Company's outstanding Shares and ADSs unaffiliated with the Buyer Group.

        As of the date of this proxy statement, the Buyer Group collectively beneficially owns approximately 44.9% of the total issued and outstanding Shares. Pursuant to the terms of the Voting

Agreement entered into by the members of the Buyer Group and Parent concurrently with the Merger Agreement, all of the Shares beneficially owned by the Buyer Group will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, at the extraordinary general meeting of shareholders of the Company.

        The Company will make available to its shareholders a proxy statement (the "proxy statement," a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached to the proxy statement as Annex A and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

        (a)   Name and Address.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

        (b)   Securities.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"

  •
  "The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

        (c)   Trading Market and Price.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs"

        (d)   Dividends.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the ADSs, Dividends and Other Matters—Dividend Policy"

        (e)   Prior Public Offering.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs—Prior Public Offerings"

        (f)    Prior Stock Purchase.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

  •
  "Special Factors—Related Party Transactions"

Item 3    Identity and Background of Filing Person

        (a)   Name and Address.    E-House (China) Holding Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

        (b)   Business and Background of Entities.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

        (c)   Business and Background of Natural Persons.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

        (a)-(1)  Material Terms.    Not applicable.

        (a)-(2)  Material Terms.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors"

  •
  "The Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (c)   Different Terms.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (d)   Dissenter Rights.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Dissenter Rights"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Dissenter Rights"

  •
  "Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238"

        (e)   Provisions for Unaffiliated Security Holders.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Provisions for Unaffiliated Security Holders"

        (f)    Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

        (a)   Transactions.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Related Party Transactions"

  •
  "Transactions in the Shares and ADSs"

        (b)   Significant Corporate Events.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Buyer Group's Purpose and Reasons for the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (c)   Negotiations or Contacts.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (e)   Agreements Involving the Subject Company's Securities.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Summary Term Sheet—Rollover agreement"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "Special Factors—Rollover agreement"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Transactions in the Shares and ADSs"

  •
  "Annex A—Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

        (a)   Purposes.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Buyer Group's Purpose and Reasons for the Merger"

        (b)   Use of Securities Acquired.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Buyer Group's Purpose and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (c)(1)-(8)  Plans.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Merger"

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Buyer Group's Purpose and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

        (a)   Purposes.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Summary Term Sheet—Plans for the Company after the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Buyer Group's Purpose and Reasons for the Merger"

        (b)   Alternatives.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Buyer Group's Purpose and Reasons for the Merger"

  •
  "Special Factors—Alternatives to the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

        (c)   Reasons.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Buyer Group's Purpose and Reasons for the Merger"

  •
  "Special Factors—Effect of the Merger on the Company"

        (d)   Effects.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Purposes and Effects of the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Effect of the Merger on the Company"

  •
  "Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Effects on the Company if the Merger is not Completed"

  •
  "Special Factors—Effect of the Merger on the Company's Net Book Value and Net Earnings"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Material U.S. Federal Income Tax Consequences"

  •
  "Special Factors—Material PRC Income Tax Consequences"

  •
  "Special Factors—Material Cayman Islands Tax Consequences"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

        (a)-(b)  Fairness; Factors Considered in Determining Fairness.    The information set forth in the proxy statement under the following captions incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board"

  •
  "Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger"

  •
  "Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex B—Opinion of Duff & Phelps as Financial Advisor"

        (c)   Approval of Security Holders.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "The Extraordinary General Meeting—Vote Required"

        (d)   Unaffiliated Representative.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Annex B—Opinion of Duff & Phelps as Financial Advisor"

        (e)   Approval of Directors.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

        (f)    Other Offers.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

Item 9    Reports, Opinions, Appraisals and Negotiations

        (a)   Report, Opinion or Appraisal.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Annex B—Opinion of Duff & Phelps as Financial Advisor"

        (b)   Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Annex B—Opinion of Duff & Phelps as Financial Advisor"

        (c)   Availability of Documents.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Where You Can Find More Information"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

        (a)   Source of Funds.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

        (b)   Conditions.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing of the Merger"

        (c)   Expenses.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—Fees and Expenses"

  •
  "Special Factors—Fees and Expenses"

  •
  "The Merger Agreement and Plan of Merger—Fees and Expenses"

        (d)   Borrowed Funds.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet—Financing of the Merger"

  •
  "Special Factors—Financing of the Merger"

  •
  "The Merger Agreement and Plan of Merger—Financing"

Item 11    Interest in Securities of the Subject Company

        (a)   Securities Ownership.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

        (b)   Securities Transaction.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

        (d)   Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Summary Term Sheet—Voting Agreement"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Voting Agreement"

  •
  "Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting"

  •
  "The Extraordinary General Meeting—Vote Required"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

        (e)   Recommendations of Others.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board"

  •
  "Summary Term Sheet—Position of Buyer Group as to the Fairness of the Merger"

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "The Extraordinary General Meeting—Our Board's Recommendation"

Item 13    Financial Statements

        (a)   Financial Information.    The audited consolidated financial statements of the Company for the two years ended December 31, 2014 and December 31, 2015 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2015, filed on April 22, 2016 (see page F-1 and following pages).

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Financial Information"

  •
  "Where You Can Find More Information"

        (d)   Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

        (a)   Solicitation or Recommendations.    The information set forth in the proxy statement under the following caption is incorporated herein by reference:

  •
  "The Extraordinary General Meeting—Solicitation of Proxies"

        (b)   Employees and Corporate Assets.    The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—The Parties Involved in the Merger"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex D—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

        (c)   Other Material Information.    The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

        (a)-(1)  Preliminary Proxy Statement of the Company dated                    , 2016 (the "proxy statement").

        (a)-(2)  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

        (a)-(3)  Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

        (a)-(4)  ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.

        (a)-(5)  Press Release issued by the Company, dated April 15, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on April 15, 2016.

        (b)-(1)  Debt Commitment Letter by and between Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch and Merger Sub dated April 15, 2016, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(2)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and Mr. Zhou, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(3)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and Mr. Shen, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(4)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and SINA Corporation, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (c)-(1)  Opinion of Duff & Phelps, dated April 15, 2016, incorporated herein by reference to Annex B to the proxy statement.

        (c)-(2)*  Discussion materials prepared by Duff & Phelps for discussion with the Special Committee, dated April 14, 2016.

        (d)-(1)  Agreement and Plan of Merger, dated as of April 15, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

        (d)-(2)  Rollover Agreement, dated April 15, 2016, by and between Parent, Mr. Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Mr. Shen, Smart Create Group Limited, Smart Master International Limited and SINA, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(3)  Voting Agreement, dated April 15, 2016, by and between Mr. Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Mr. Shen, Smart Create Group Limited, Smart Master International Limited and SINA, incorporated herein by reference to Exhibit 7.09 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(4)  Limited Guarantee, dated April 15, 2016, by and between Parent, Mr. Zhou, Mr. Shen and SINA, incorporated herein by reference to Exhibit 7.07 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(5)  Second Amended and Restated Consortium Agreement dated April 15, 2016, by and between Mr. Zhou, Mr. Shen and SINA, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (f)-(1)  Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

        (f)-(2)  Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

        (g)   Not applicable.

*
Previously filed

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2016

E-House (China) Holdings Limited
By:	/s/ JIN LI
	Name:	Jin Li
	Title:	Chairman of the Special Committee
E-House Holdings Ltd.
By:	/s/ XIN ZHOU
	Name:	Xin Zhou
	Title:	Director
E-House Merger Sub Ltd.
By:	/s/ XIN ZHOU
	Name:	Xin Zhou
	Title:	Director
Xin Zhou
By:	/s/ XIN ZHOU
Kanrich Holdings Limited
By:	/s/ XIN ZHOU
	Name:	Xin Zhou
	Title:	Director
On Chance Inc.
By:	/s/ XIN ZHOU
	Name:	Xin Zhou
	Title:	Director

Jun Heng Investment Limited
By:	/s/ XIN ZHOU
	Name:	Xin Zhou
	Title:	Director
Neil Nanpeng Shen
By:	/s/ NEIL NANPENG SHEN
Smart Create Group Limited
By:	/s/ NEIL NANPENG SHEN
	Name:	Neil Nanpeng Shen
	Title:	Director
Smart Master International Limited
By:	/s/ NEIL NANPENG SHEN
	Name:	Neil Nanpeng Shen
	Title:	Director
SINA Corporation
By:	/s/ CHARLES CHAO
	Name:	Charles Chao
	Title:	Chief Executive Officer

Exhibit Index

        (a)-(1)  Preliminary Proxy Statement of the Company dated                    , 2016 (the "proxy statement").

        (a)-(2)  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

        (a)-(3)  Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

        (a)-(4)  ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.

        (a)-(5)  Press Release issued by the Company, dated April 15, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on April 15, 2016.

        (b)-(1)  Debt Commitment Letter by and between Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch and Merger Sub dated April 15, 2016, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(2)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and Mr. Zhou, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(3)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and Mr. Shen, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(4)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and SINA Corporation, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (c)-(1)  Opinion of Duff & Phelps, dated April 15, 2016, incorporated herein by reference to Annex B to the proxy statement.

        (c)-(2)*  Discussion materials prepared by Duff & Phelps for discussion with the Special Committee, dated April 14, 2016.

        (d)-(1)  Agreement and Plan of Merger, dated as of April 15, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

        (d)-(2)  Rollover Agreement, dated April 15, 2016, by and between Parent, Mr. Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Mr. Shen, Smart Create Group Limited, Smart Master International Limited and SINA, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(3)  Voting Agreement, dated April 15, 2016, by and between Mr. Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Mr. Shen, Smart Create Group Limited, Smart Master International Limited and SINA, incorporated herein by reference to Exhibit 7.09 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(4)  Limited Guarantee, dated April 15, 2016, by and between Parent, Mr. Zhou, Mr. Shen and SINA, incorporated herein by reference to Exhibit 7.07 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(5)  Second Amended and Restated Consortium Agreement dated April 15, 2016, by and between Mr. Zhou, Mr. Shen and SINA, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (f)-(1)  Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

        (f)-(2)  Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

        (g)   Not applicable.

*
Previously filed